

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2013

Dean Konstantine
President, Chief Executive Officer, and Director
Nevada Health Scan, Inc.
1033 B Avenue No. 101
Coronado, CA 92118

      Re: Nevada Health Scan, Inc.
              Amendment No. 2 to Registration Statement on
              Form 10
              Filed February 5, 2013
              File No. 000-54231

Dear Mr. Konstantine:

We have reviewed Amendment No. 2 to your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 of our letter dated January 28, 2013. Please clarify how you determined that the termination, because your President decided to pursue other businesses, constituted your "best efforts" in having the shares quoted on the OTCBB.

2.   We note your response to comment 2 of our letter dated January 28, 2013. Please revise to clarify, if true, that you are unable to verify if the trends disclosed in the report are consistent with actual trends from 2008 to 2013. Please revise your disclosure to clarify how the Affordable Care Act will impact your proposed operations.

Dean Konstantine
President, Chief Executive Officer, and Director
Nevada Health Scan, Inc.
February 28, 2013
Page 2
Item 1 – Description of Business, page 2

3.   We note your response to comment 3 of our letter dated January 28, 2013. Please revise
        to affirmatively state that there are no regulations impacting your intended services, if
        true.

4.   We note your disclosure regarding the charges for advertising on your website. Please
        clarify whether you will advertise on behalf of any medical service provider willing to
        pay the fee, or whether you will conduct any investigation into the quality of care
        provided by the service provider. If not, please clearly state that you do not have certain
        criteria that will need be to met before a provider can advertise on your website, and
        explain the risks.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

        You may contact Jonathan Wiggins at (202) 551- 3694 or Dan Gordon, Accounting
Branch Chief, at (202) 551- 3486 if you have questions regarding comments on the financial
statements and related matters. Please contact Stacie Gorman at (202) 551- 3585 or me at
(202)551-3386 with any other questions.

                                                Sincerely,

                                                /s/ Duc Dang

                                                Duc Dang
                                                Attorney-Advisor

cc: Daniel C. Masters, Esq. (*via e-mail*)